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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-6F

NOTICE OF INTENT TO ELECT TO BE SUBJECT TO SECTIONS 55 THROUGH 65

OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940 (the “Act”) and in connection with such notice submits the following information:

Name:	National Renewable Energy Investment Fund, Inc.

Address of Principal Business Office:	1415 28th Street, Suite 200 West Des Moines, Iowa 50266-1461

Telephone Number:	(515) 244-5426

Name and Address of Agent For Service of Process:	Mr. Thomas Myers 1415 28th Street, Suite 200 West Des Moines, Iowa 50266-1461

The undersigned company hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of the date of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of West Des Moines and the state of Iowa on the 8th day of August, 2008.

NATIONAL RENEWABLE ENERGY INVESTMENT FUND, INC.

/s/ Scott Eltjes
Name: Scott Eltjes Title: President

Attest:	/s/ Thomas Myers
Name: Thomas Myers Title: Secretary